UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
______________________

FORM 6-K

REPORT of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November 2017

Commission File Number: 001-34929

                  SodaStream International Ltd.
(Translation of registrant’s name into English)

Gilboa Street, Airport City

Ben Gurion Airport 7019900, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

EXPLANATORY NOTE

SodaStream International Ltd. (the “Company”) hereby announces that, in accordance with its practice to disclose open market purchases of its ordinary shares by its Chief Executive Officer and Chief Financial Officer, on November 9, 2017 and November 13, 2017, Daniel Birnbaum, the Chief Executive Officer and a director of the Company, purchased an aggregate of 8,000 ordinary shares of the Company in open market transactions at a weighted average price per share of $63.26.

Mr. Birnbaum owns a total of 121,420 ordinary shares of the Company following these purchases. This amount does not include options to purchase ordinary shares of the Company held by Mr. Birnbaum.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODASTREAM INTERNATIONAL LTD.

Date: November 14, 2017	By:	/s/ Dotan Bar-Natan
	Name:	Dotan Bar-Natan
	Title:	General Counsel